The Bank of Yokohama, Ltd.
1-
Yok



05005070

File No. 82-34814

December 30, 2004

SUPPL

RECEIVED
2005 JAN -4 P 3:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Interim Report for the six months ended September 30, 2004

2. Semi-Annual Securities Report dated December 17, 2004 (including interim financial statements) (in Japanese)

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL

The Bank of Yokohama, Ltd.

By ____________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

1/11

092473-0002-08226-Tokyo.2010895.1

The Bank of Yokohama, Ltd.
1-1 Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Interim Report for the six months ended September 30, 2004
(Attached hereto as Exhibit A-1)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Semi-Annual Securities Report dated December 17, 2004
(including interim financial statements) (in Japanese)
(Please see ANNEX B for brief Description)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611 Japan

ANNEX B

BRIEF DESCRIPTIONS OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Semi-Annual Securities Report dated December 17, 2004
(including interim financial statements) (in Japanese)

Semi-Annual Securities Report dated December 17, 2004 submitted to the Director of Kanto Local Finance Bureau, describing the Bank's capital, management, business, financial statements for the six months ended September 30, 2004 and other matters concerning the Bank.

File No.82-34814
Exhibit A-1



THE BANK OF YOKOHAMA, LTD.

INTERIM REPORT

Six months ended
September 30, 2004









Consolidated Financial Highlights
The Bank of Yokohama, Ltd. and Consolidated Subsidiaries

	Millions of yen				Thousands of U.S.dollars	
At September 30,2004 and 2003		2004		2,003		2,004
Total asscts	¥	**9,988,413**	¥	10,449,340	$	**89,969,499**
Cash and due from banks		**406,950**		318,817		**3,665,560**
Deposits		**8,853,531**		9,111,396		**79,747,177**
Loans and bills discounted		**7,508,388**		7,901,422		**67,630,955**
Securities		**1,303,369**		1,347,183		**11,739,954**
Total stockholders' equity		**559,458**		490,282		**5,039,261**
Capital stock		**214,832**		184,806		**1,935,079**
Six months ended September 30,2004 and 2003		2,004		2,003		2,004
Total income	¥	**131,873**	¥	133,359	$	**1,187,833**
Total expenses		**86,218**		97,033		**776,604**
Income before income taxes and minority		**45,654**		36,325		**411,229**
Net income		**26,725**		19,782		**240,729**
Dividens declared per share(yen and U.S.dollrs)	¥	—	¥	—	$	—

Note: U.S.dollar amounts are translated for convenience only,
at the rate of ¥111.02=$1.00, as of Sept.30,2004.
Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

Message from the President

Early Repayment of Public Funds

Collapse of the bubble economy and the subsequent recession caused the bad-debt problem and the business of every financial institution has largely been affected and the Bank was no exception.
The Bank has implemented an ambitious review of strategies and restructuring of business since 1998, when the disposition of bad debt reached its peak and the Bank borrowed public funds, by clarifying the concentration of management resources in local communities.

In the previous mid-term management plan (from April 1997 to March 2003), the Bank narrowed and strengthened its businesses on the basis of a strategy of "specialization in regional retailing" and carried out an active shift to regional retailing in Kanagawa Prefecture by largely reducing loans to companies outside of Kanagawa Prefecture and larger corporations, in which the Bank had difficulty in demonstrating its superiority in competition with other financial institutions.
In addition, the Bank has expeditiously tackled the formulation of a low cost operation system, fundamental disposition of bad debt, sale of stocks to dissolve cross-holdings and withdrawal from overseas operations to steadily promote reinforcement of the organization and foundations of profit and finance.

From April 2003, the Bank started "Value-Up," which is the current mid-term management plan, and we will continue to make our best efforts to improve the soundness of management and create a strong foundation for sustaining a regional financial institution as well as to improve the value of all of our customers, shareholders and the Bank.

In the midst of a drastically changing financial environment, in order to increase the freedom of management at an early date, we have targeted the repayment of public funds in the current mid-term management plan and as a result of steadily achieving the profit plan and accumulation of a surplus, we were able to make repayment of public funds in full last August.
I am greatly appreciative of our shareholders and customers for their understanding and support given to us during this period.

Toward New Development

In the financial industry, the age of mega competition has started, where banks and other financial institutions compete with each other on the strength of their respective services, as a result of deregulation and a total lifting of the ban on the payoff system as the turning point. Under such circumstances, the Bank has improved its system allowing it to make more expeditious and flexible management decisions in response to future environmental changes, and seizing the opportunity in the repayment of public funds.

The issues that still need to be tackled are plenty, but our major strength is that we know the region best. From now on, I think it is necessary to concentrate more energy in the promotion of various financial services, while deepening the relationship with customers in the region, which we naturally must carry out as a regional financial institution.

As I also think it is important to hear a variety of objective opinions, the Bank established last July a management advisory board, consisting of outside experts. I would like the advisory board to act assertively, by presenting the tasks and problems of the Bank to the board.
The Bank has continued discussions, focusing on mid and long-term sales strategies, being conscious of customer satisfaction improvements, in addition to aggressive management in order to promote strategies for further growth. We will expeditiously carry out one after another the measures, which have been determined to be taken, and truly aim at becoming "a bank strongly supported by customers in the region."

"We will develop excellent human resources and based on measures, we will return to our shareholders the added value that will be generated from an efficient, precise and speedy response to customer needs.
After confirming the basics of management, in which "customers," "shareholders" and "the Bank and employees" will improve their values in unison, we will devote all our energies to management toward new growth of the Bank of Yokohama.

December 2004



Sadaaki Hirasawa
Chairman, President & CEO

Consolidated Interim Financial Statements

1.Consolidated Interim Balance Sheets (*Unaudited*)

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries
September 30,2004 and 2003

	Millions of yen		Thousands of U.S.dollars
	2,004	2,003	2,004
ASSETS:			
Cash and due from banks	¥ 406,950	¥ 318,817	$ 3,665,560
Call loans and bills bought	532	611	4,800
Commercial paper and other debts purchased	155,887	131,739	1,404,137
Trading assets	30,935	73,694	278,651
Securities	1,303,369	1,347,183	11,739,954
Loans and bills discounted	7,508,388	7,901,422	67,630,955
Foreign exchanges assets	7,292	6,497	65,681
Other assets	93,904	93,863	845,836
Premises and equipment	144,229	145,643	1,299,131
Deferred tax assets	72,390	110,101	652,050
Customers' liabilities for acceptances and guarantees	342,878	411,665	3,088,443
Allowance for possible loan losses	(78,347)	(91,900)	(705,704)
TOTAL	¥ 9,988,413	¥ 10,449,340	$ 89,969,499
LIABILITIES:			
Deposits	8,853,531	9,111,396	79,747,177
Call money and bills sold	388	367	3,500
Trading liabilities	2,053	3,193	18,501
Borrowed money	33,477	164,058	301,542
Foreign exchanges liabilities	113	154	1,022
Bonds and notes	85,999	66,000	774,634
Convertible bonds	—	60,000	—
Other liabilities	82,441	115,153	742,580
Liability for employees' retirement benefits	70	68	636
Allowance under special laws	—	0	—
Deferred tax liabilities for land revaluation surplus	22,995	22,550	207,131
Negative goodwill	42	47	380
Acceptances and guarantees	342,878	411,665	3,088,443
Total Liabilities	9,423,993	9,954,655	84,885,550
Minority interests stockholders' equity	4,961	4,403	44,687
Stockholders' equity:			
Common stock and preferred stock	214,832	184,806	1,935,079
Capital surplus	**176,449**	146,423	**1,589,352**
Rctaincd carning	**138,802**	126,185	**1,250,249**
Land revaluation surplus	**32,372**	33,226	**291,593**
Net unrealized gain(loss) on available-for-sale securities	**14,763**	(12)	**132,981**
Foreign currency translation adjustments	**(0)**	0	**(0)**
Treasury stock	**(17,762)**	(348)	**(159,993)**
Total stockholders' equity	559,458	490,282	5,039,261
TOTAL	¥ 9,988,413	¥ 10,449,340	$ 89,969,499

Note: U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.02=$1.00, as of Sept.30,2004.

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2.Consolidated Interim Statements of Income *(Unaudited)*

The Bank of Yokohama, Ltd. and Consolidated Subsidiarie:
Six months ended September 30,2004 and 2003

	Millions of yen		Thousands of U.S.dollars
	2,004	2,003	2,004
INCOME:			
Interest incom:			
Interest on loans and discounts	¥ 78,148	¥ 79,470	$ 703,913
Interest and dividends on investment securities	6,155	7,223	55,443
other	1,193	757	10,753
Fees and commissions	21,636	20,508	194,883
Trading profits	438	244	3,946
Other operating income	8,529	15,255	76,832
Other income	15,771	9,898	142,060
Total incomc	131,873	133,359	1,187,833
EXPENSES:			
Interest expenses:			
Interest on deposits	1,138	1,437	10,254
other	2,046	3,272	18,431
Fees and commissions	3,440	3,449	30,987
Trading lossses	31	1	285
Other operating expenses	3,925	7,945	35,362
General and administrative expenses	43,594	47,003	392,668
Other expenses	32,042	33,922	288,615
Total expenses	86,218	97,033	776,604
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	45,654	36,325	411,229
INCOME TAXES:			
Currcnt	6,159	1,305	55,481
Dcfcrrcd	12,302	14,541	110,809
Total incomc taxcs	18,461	15,846	166,290
MINORITY INTERESTS IN NET INCOME	467	696	4,209
INTERIM NET INCOME	¥ 26,725	¥ 19,782	$ 240,729

Note:U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.02=$1.00, as of Sept.30,2004.

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3.Consolidated Interim Statements of Cash Flows(Unaudited)

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries
Six months ended September 30,2004 and 2003

	Millions of yen		Thousands of U.S.dollars
	2,004	2,003	2,004
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 45,654	¥ 36,325	$ 411,229
Depreciation	4,177	3,774	37,631
Amortization of goodwill	(6)	(0)	(61)
Equity in earnings of associated companies	(213)	(212)	(1,921)
Increase (Decrease) in allowance for possible loan losses	(5,950)	1,674	(53,594)
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	—	(1,815)	—
Increase (Decrease) in liability for employee's retirement benefits	8	9	76
Interest income	(85,497)	(87,451)	(770,110)
Interest expenses	3,184	4,710	28,686
Gains on sales, write-down and redemption of securities-net	(8,845)	4,749	(79,676)
Foreign exchange losses (gains)	(2,988)	5,183	(26,916)
Losses (Gains) on disposal of premises and equipment	646	281	5,825
Net decrease(increase) in trading assets	90,194	(1,164)	812,419
Net increase (decrease) in trading liabilities	(563)	(974)	(5,076)
Net decrease in loans	438,457	(10,002)	3,949,356
Net increase(decrease) in deposits	(352,838)	(354,943)	(3,178,153)
Net increase(decrease) in negotiable certificates of deposit	32,369	30,396	291,561
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(30,527)	(51)	(274,972)
Net (increase) decrease in due from bank (excluding deposits at BOJ)	(16,752)	(303)	(150,900)
Net (increase) decrease in call loans and others	21,113	(68,741)	190,177
Net increase (decrease) in call money and others	(519)	90	(4,682)
Net decrease(increase) in foreign exchange (assets)	788	1,085	7,105
Net increase(decrease) in foreign exchange (liabilities)	8	2	74
Interest and dividends received	92,970	97,500	837,425
Interest paid	(3,208)	(6,975)	(28,903)
Other-net	(246,088)	31,482	(2,216,610)
Subtotal	(24,425)	(315,370)	(220,010)
Income tax paid	(3,688)	(1,433)	(33,222)
Net cash provided by (used in) operating activities	¥ (28,113)	¥ (316,803)	$ (253,233)
Investing activities:			
Purchases of securities	(480,932)	(1,523,218)	(4,331,943)
Proceeds from sales of securities	334,337	1,515,118	3,011,503
Proceeds from maturities of securities	119,677	166,717	1,077,980
Expenditures for premises and equipment	(2,575)	(1,585)	(23,200)
Proceeds from sales of premises and equipment	352	186	3,173
Proceeds from transfer of investments of a subsidiary accompanying change of scope of consolidation	—	2,418	—
Net cash provided by investing activities	(29,141)	159,637	(262,487)
Financing activities:			
Repayments of subordinated loans	(50,000)	(30,000)	(450,369)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	—	20,000	—
Repayments of subordinated bonds and convertible bonds	(47)	—	(423)
Issuance of common stock	89	7	806
Dividends paid	(7,130)	(7,049)	(64,226)
Dividends paid to minority interests stockholders	(4)	—	(39)
Purchase of treasury stock	(52,210)	(24)	(470,281)
Proceeds from sales of treasury stock	3	5	34
Net cash provided by (used in) financing activities	(109,299)	(17,061)	(984,499)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(15)	(26)	(143)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(166,570)	(174,254)	(1,500,363)
CASH AND CASH EQUIVALENTS, BEGINNING OF TERM	547,011	477,551	4,927,147
CASH AND CASH EQUIVALENTS, AT END OF INTERIM TERM	¥ 380,441	¥ 303,296	$ 3,426,783

Note:U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.02=$1.00, as of Sept.30,2004.

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

1.Non-Consolidated Interim Balance Sheets (Unaudited)

The Bank of Yokohama, Ltd.
September 30,2004 and 2003

	Millions of yen		Thousands of U.S.dollars
	2,004	2,003	2,004
ASSETS:			
Cash and due from banks	¥ 406,934	¥ 318,817	$ 3,665,418
Call loans	532	611	4,800
Commercial paper and other debts purchased	155,887	131,739	1,404,137
Trading assets	30,935	73,694	278,651
Securities	1,299,536	1,343,209	11,705,430
Loans and bills discounted	7,510,253	7,903,194	67,647,753
Foreign exchanges assets	7,292	6,497	65,681
Other assets	93,300	93,375	840,389
Premises and equipment	147,234	148,646	1,326,196
Deferred tax assets	66,016	103,923	594,636
Customers' liabilities for acceptances and guarantees	146,624	250,127	1,320,703
Allowance for possible loan losses	(70,437)	(84,952)	(634,457)
TOTAL	¥ 9,794,111	¥ 10,288,885	$ 88,219,342
LIABILITIES :			
Deposits	8,882,626	9,137,735	80,009,250
Call money	388	367	3,500
Trading liabilities	2,053	3,193	18,501
Borrowed money	34,477	165,058	310,549
Foreign exchanges liabilities	113	154	1,022
Bonds and notes	85,000	65,000	765,627
Convertible bonds	—	60,000	—
Other liabilities	59,355	92,725	534,641
Allowance under special laws	—	0	—
Deferred tax liabilities for land revaluation surplus	22,995	22,550	207,131
Acceptances and guarantees	146,624	250,127	1,320,703
Total liabilities	9,233,636	9,796,912	83,170,927
STOCKHOLDERS' EQUITY:			
Common stock and preferred stock	214,832	184,806	1,935,079
Capital surplus	176,449	146,423	1,589,352
Retained earnigs:			
Transfer to Legal reserve	37,364	35,934	336,558
Unappropriated	102,488	91,920	923,150
Land revaluation excess	32,372	33,226	291,593
Net unrealized gain/(loss) on available-for-sale securities	14,729	8	132,674
Treasury stock	(17,762)	(348)	(159,993)
Total stockholders' equity	560,475	491,972	5,048,415
TOTAL	¥ 9,794,111	¥ 10,288,885	$ 88,219,342

Note:U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.02=$1.00, as of Sept.30,2004.

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Non-Consolidated Interim Statements of Income (Unaudited)

The Bank of Yokohama, Ltd.

Six months ended September 30,2004 and 2003

	Millions of yen		Thousands of U.S.dollars
	2,004	2,003	2,004
INCOME:			
Interest on:			
Interest on loans and discounts	¥ 78,033	¥ 79,397	$ 702,876
Interest and dividends on investment securities	6,117	7,306	55,107
Other	1,193	757	10,753
Fees and commissions	20,194	19,210	181,897
Trading profits	438	244	3,946
Other operating income	8,076	14,695	72,751
Other income	13,286	7,970	119,679
Total income	127,341	129,582	1,147,011
EXPENSES:			
Interest expenses:			
Interest on deposits	1,139	1,437	10,262
Other	2,046	3,271	18,430
Fees and commissions	5,052	4,698	45,508
Trading losses	31	1	285
Other operateing expenses	3,874	7,882	34,903
General and administrative expenses	42,758	46,377	385,138
Other expenses	28,441	31,156	256,187
Total expenses	83,344	94,825	750,716
INCOME BEFORE INCOME TAXES	43,996	34,756	396,295
INCOME TAXES:			
Current	4,889	71	44,042
Deferred	12,667	14,605	114,100
Total income taxes	17,557	14,677	158,143
INTERIM NET INCOME	¥ 26,439	¥ 20,079	$ 238,152

Note:U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.02=$1.00, as of Sept.30,2004.

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

Board of Directors, Executive Officers and Corporate Auditors As of November 30, 2004

Chairman, President and CEO
Sadaaki Hirasawa

Management Section

Director and Deputy Chairman
Yasunaka Fujikawa

Representative Director and CIO
Chiyuki Okubo

Representative Director and CRO
Yoshio Ota

Directors
Masuo Yokota

Marketing Section

Representative Director and COO
Toshiyuki Nakamura

Director and Managing Executive Officers
Kazutaka Tsumura
Shinobu Suzuki

Managing Executive Officers
Soichi Ushijima
Masaji Kurihara

Executive Officers
Yasuhiko Teramura
Tetsunobu Ikeda
Hiroshi Kono
Toshiyuki Mimura
Ryuichi Kaneko
Masaki Ito

Corporate Auditors

Hiroshi Hayakawa
Jun Okura
Shinsuke Kobayashi
Masahiro Hoshino

CEO=Chief Executive Officer
CIO=Chief Information Officer
COO=Chief Operating Officer
CRO=Chief Risk-managing Officer

International Network As of November 30, 2004

JAPAN

Head Office
1-1,Minatomirai 3-chome,
Nishi-ku,Yokohama,
Kanagawa 220-8611,Japan
Tel :81(45)225-1111
Fax :81(45)225-1160
URL:http://www.boy.co.jp/

Tokyo Office
8-2,Nihonbashi 2-chome,
Chuo-ku,Tokyo 103-0027,Japan
Tel :81(3)3272-4171

ASIA

Hong Kong
Representative Office
Suites 2113- 15,Jardine House,
1 Connaught Place, Central,
Hong Kong,S.A.R.,
People 's Republic of China
Tel :852- 2523- 6041
Fax :852- 2845- 9022
Chief Representative
Hironori Nakajima

Shanghai
Representative Office
Room No.1411,Ruijin Building,
205 Mao Ming Nan Lu,Shanghai,
People 's Republic of China
Tel :86 (21)6472- 5930
Fax :86 (21)6472- 9255
Chief Representative
Masahiro Nakazawa

NORTH AMERICA

New York
Representative Office
405 Park Avenue,Suite 1101
New York,NY 10022,U.S.A.
Tel :1 (212)750- 0022
Fax :1 (212)750- 8008
Chief Representative
Shoichi Ohama

EUROPE

London
Representative Office
40 Basinghall Street,
London EC2V 5DE,U.K.
Tel :44 (20)7628- 9973
Fax :44 (20)7638- 1886
Chief Representative
Takeshi Watanabe

Corporate Data As of September 30,2004

Date of Establishment
December 16, 1920

Number of Branches and Offices
192
Domestic: 188
Overseas: 4

Number of Employees
3,499

Paid-in Capital
¥214,832 million

Capital Adequacy Ratio(Consolidated)
10.97%

Number of Stockholders
37,812
(Incomplete stock units are not included)

Stock Listing
First Section of the Tokyo Stock Exchange

Head Office
1-1,Minatomirai 3-chome,
Nishi-ku,Yokohama,
Kanagawa 220-8611,Japan
Tel :81(45)225-1111
Fax :81(45)225-1160

THE BANK OF YOKOHAMA, LTD

1-1,Minatomirai 3-chome,Nishi-ku,Yokohama,Kanagawa 220-8611,Japan

Internet URL Address: http://www.boy.co.jp/
E-mail: iroffice@hamagin.co.jp